

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
5th Floor, Distrii Center, Silver Court
No. 218 Xizang South Road, Huangpu District, Shanghai 200021
People's Republic of China

   Re: AgiiPlus Inc.
    Amendment No. 1 to Registration Statement on Form F-1
    Filed November 7, 2022
    File No. 333-267461

Dear Jing Hu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed November 7, 2022

Management's Discussion and Analysis, page 75

1. We note that the headcount of AgiiPlus' subidiaries, the VIE, and the VIE's subsidiaries decreased approximately 18% between April 30, 2022 and September 30, 2022. This appears to be a material event or uncertainty. We also note your discussion and analysis does not include updated disclosure about the impact of the COVID-19 pandemic and related lockdowns. Please revise or tell us how you concluded a discussion of these developments are not material to an understanding of the company's business and financial condition and results of operations. Refer to Item 5 of Form 20-F and Item 4(a) of Form F-1.

2.   We note the revised disclosure on page 33 that if King Inspiration and City Connected exercise certain rights, your debt will increase and liquidity, financial condition, and results of operations, and your "ability to fund and expand business may be negatively and adversely affected." Please revise to provide qualitative and quantitative disclosure regarding this event or uncertainty or advise us why you believe discussion and analysis disclosure is not necessary.

Part II
Item 7. Recent Sales of Unregistered Securities, page II-1

3.   Please revise to include the date of issuance for all purchases, as required by Item 701 of Regulation S-K.

Exhibits

4.   We reissue comment 1 in part. Your response letter states that the revised disclosure indicates that the disclosure "is their opinion." However, the opinion states the disclosures constitute correct and accurate "descriptions" of the matters described therein. Please have counsel opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. We refer you to Section III.C.2. of Staff Legal Bulletin No. 19. Please revise accordingly.

  You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Guillaume de Sampigny